

October 13, 2020

Donald J. Zurbay
Chief Financial Officer and Treasurer
Patterson Companies, Inc.
1031 Mendota Heights Road
St. Paul, Minnesota 55120

      Re: Patterson Companies, Inc.
           Form 10-K for the Fiscal Year Ended April 25, 2020
           Filed June 24, 2020
           File No. 0-20572

Dear Mr. Zurbay:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Trade & Services